EXHIBIT 99.77Q1

A special meeting of shareholders to vote on the proposal to liquidate the Stockback Fund and deregister and dissolve the Stockback Trust was held on April 15, 2002.  The results of the vote were 263,682.4626 for and 2,136.9281 against with 268.5249 abstaining and 134,061.8094 no response.